SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 03, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone Company, dated June 3, 2005, regarding Ericsson acquiring NetSpira Networks to further strengthen its mobile data offering.

Press Release June 3, 2005

Ericsson acquires NetSpira Networks to further strengthen its mobile data offering

Ericsson today announces that it has acquired NetSpira Networks, S.L., a Spanish software company. The company’s technology will be integrated into Ericsson’s offering for mobile data allowing operators to provide easily understandable charging for services such as Java downloads, web access and MMS. NetSpira’s technology enables content and event-based charging and control with minimal impact on network operators’ infrastructure.

NetSpira’s Enhanced Control Solution (ECS) is already being used commercially by Eurotel Praha in the Czech Republic, Pannon in Hungary, Virgin Mobile in the US, Vodafone in Spain, MobileOne in Singapore, Telefónica Móviles in Spain and Optimus in Portugal, along with other prominent operators in the Americas and Asia Pacific.

Björn Olsson, Executive Vice President and General Manager of Ericsson’s Business Unit Systems, says Ericsson will augment its packet core network, which already has service-aware charging and control capabilities, with NetSpira’s technology. Ericsson has already deployed 130 packet core networks globally. “Content and event-based charging in the network is being demanded by an increasing number of our customers as it enables operators to fine-tune their charging and service models to maximize revenues without increasing operational costs,” he says.

NetSpira’s technology will be integrated into Ericsson’s Gateway GPRS Support Node, which has been developed in cooperation with Juniper Networks Inc. The existing ECS product line will be further developed and sold via existing channels as well as forming part of Ericsson’s core mobile data offering. Ericsson will continue to support NetSpira’s existing customers and partners.

Jose Lopez, NetSpira CEO, says the company is proud and excited to be part of the Ericsson Group. “By combining the global strengths of Ericsson and NetSpira’s technology, Ericsson has given a clear indication of its intent to be the leading provider of content-based charging solutions, with more than 25 of NetSpira’s customer solutions implemented globally,” he says.

Ericsson acquires NetSpira Networks, S.L., from its founders and the Spanish technological venture capital firm Bullnet Capital. NetSpira has operations in Madrid and Barcelona, Spain.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Media Relations

Phone: +46 8 719 69 92

E-mail: press.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: June 3, 2005